Exhibit 99.2

Arqit Quantum Inc.

Unaudited Condensed Consolidated Interim Financial Statements

For the period ended 31 March 2024

Arqit Quantum Inc.

Unaudited Condensed Consolidated Financial Statements

as of and for the period ended 31 March 2024

Arqit Quantum Inc.

Condensed Consolidated Statement of Comprehensive Income

For the period ended 31 March 2024

			Unaudited six
		Unaudited six	month
		month	period ended
		period ended	31 March 2023
	Note	31 March 2024	(re-presented)
		$'000	$'000
Continuing operations
Revenue	2	119	19
Administrative expenses	3	(16,757)	(25,383)
Operating loss		(16,638)	(25,364)
Change in fair value of warrants		(1)	12,910
Finance costs		(140)	(169)
Finance income		674	—
Loss before tax		(16,105)	(12,623)
Income tax		—	—
Loss from continuing operations		(16,105)	(12,623)
Discontinued operation		—	—
Loss from discontinued operation, net of tax	4	(31,567)	(9,213)
Loss for the period		(47,672)	(21,836)

Other comprehensive loss:
Items that may be reclassified to profit or loss
Currency translation differences		(2,848)	(2,503)
Total comprehensive loss for the period attributable to equity holders		(50,520)	(24,339)

Total comprehensive loss for the year attributable to equity holders arises from:
Continuing operations		(18,953)	(15,126)
Discontinued operations		(31,567)	(9,213)
Total comprehensive loss for the year attributable to equity holders		(50,520)	(24,339)

Earnings per ordinary share from continuing operations attributable to equity holders

Basic earnings per share		(0.09926)	(0.10064)
Diluted earnings per share		(0.09926)	(0.10064)

Earnings per ordinary share for the loss attributable to equity holders

Basic earnings per share		(0.29383)	(0.17409)
Diluted earnings per share		(0.29383)	(0.17409)

Comparative information has been re-presented due to a discontinued operation. See Note 4.

Arqit Quantum Inc.

Condensed Consolidated Statement of Financial Position

As at 31 March 2024

		Unaudited	Audited
		31 March	30 September
	Note	2024	2023
		$'000	$'000
ASSETS
Non-current assets
Property, plant and equipment		1,530	1,963
Right of use asset		5,428	6,141
Intangible assets	5	3,738	3,414
Fixed asset investments		32	30
Trade and other receivables	6	1,952	1,888
Total non-current assets		12,680	13,436

Current assets
Trade and other receivables	6	7,796	3,217
Cash and cash equivalents		21,328	44,455
Assets classified as held for sale	4	—	38,677
Total current assets		29,124	86,349
Total assets		41,804	99,785

LIABILITIES
Current liabilities
Trade and other payables	7	14,745	18,831
Lease liabilities		2,436	2,118
Liabilities classified as held for sale	4	—	5,869
Total current liabilities		17,181	26,818

Non-current liabilities
Trade and other payables	7	4,041	24
Lease liabilities		5,243	6,284
Warrants liability		8	6
Total non-current liabilities		9,292	6,314
Total liabilities		26,473	33,132
Net assets		15,331	66,653

EQUITY
Share capital	8	17	16
Share premium	9	137,021	137,021
Other reserves	9	166,804	166,804
Foreign currency translation reserve	9	(1,058)	1,790
Share-based payment reserve	9	37,752	38,555
Retained earnings	9	(325,205)	(277,533)
Total Equity		15,331	66,653

Arqit Quantum Inc.

Condensed Consolidated Statement of Changes in Equity

For the period ended 31 March 2024

				Foreign	Share
	Share	Share	Other	currency	option	Retained
	Capital	Premium	reserves	translation	reserve	earnings	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Balance at 1 October 2022	12	92,306	166,804	3,357	23,216	(207,139)	78,556
Loss for the period	—	—	—	—	—	(21,836)	(21,836)
Other comprehensive income	—	—	—	(2,503)	—	—	(2,503)
Total comprehensive income	—	—	—	(2,503)	—	(21,836)	(24,339)
Issuance of ordinary shares	1	16,889	—	—	—	—	16,890
Transactions with owners in their capacity as owners:
Share option charge	—	—	—	—	9,056	—	9,056

Balance at 31 March 2023 attributable to owners of the Group	13	109,195	166,804	854	32,272	(228,975)	80,163

Balance at 1 October 2023	16	137,021	166,804	1,790	38,555	(277,533)	66,653
Loss for the period	—	—	—	—	—	(47,672)	(47,672)
Other comprehensive income	—	—	—	(2,848)	—	—	(2,848)
Total comprehensive income	—	—	—	(2,848)	—	(47,672)	(50,520)
Issuance of ordinary shares	1	—	—	—	—	—	1
Transactions with owners in their capacity as owners:
Share option credit	—	—	—	—	(803)	—	(803)

Balance at 31 March 2024 attributable to owners of the Group	17	137,021	166,804	(1,058)	37,752	(325,205)	15,331

Arqit Quantum Inc.

Condensed Consolidated Statement of Cash Flows

For the period ended 31 March 2024

	Unaudited	Unaudited
	six month	six month
	period ended	period ended
	31 March	31 March
	2024	2023
	$'000	$'000
Cash flows from operating activities
Cash used in operations	(22,655)	(9,356)

Net cash used in operating activities	(22,655)	(9,356)

Cash flows from investing activities
Interest received	674	—
Capital expenditure on property, plant and equipment	(6)	(207)
Capital expenditure on intangibles	(1,068)	(16,930)

Net cash used in investing activities	(400)	(17,137)

Cash flows from financing activities
Shares issued on exercise of warrants	—	—
Proceeds from issue of shares, net of issue costs	—	19,788
Payments of lease liabilities	(284)	(558)
Payments of interest portion of lease liabilities	(37)	(99)
Proceeds from government grants	416	508

Net cash generated from financing activities	95	19,639

Net decrease in cash and cash equivalents	(22,960)	(6,854)
Cash and cash equivalents at beginning of period	44,455	48,966
Foreign exchange on cash and cash equivalents	(167)	(608)

Cash and cash equivalents at end of period	21,328	41,504

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements

For the period ended 31 March 2024

1.	General information and significant accounting policies

General information

Arqit Quantum Inc. (the “Company”) is a Cayman Islands exempted limited liability company with registered number 374857. The address of its registered office and its principal place of trading is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

These condensed consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group”).

The principal activity of the Group is provision of cybersecurity services.

Basis of preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, including IAS 34 ‘Interim Financial Reporting’. They do not include all of the information required in annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended September 30, 2023. The report of the auditors on those financial statements was unqualified. The comparative balance sheet figures for the year ended September 30, 2023, were derived from the audited consolidated financial statements.

The unaudited condensed consolidated financial statements have been presented in United States Dollars “USD” which is also the Group’s functional currency. All values are rounded to the nearest units (USD '000), except when otherwise indicated.

Information on the accounting policies applied can be found in the Group’s latest annual audited financial statements. The unaudited condensed consolidated interim financial statements are prepared on the historical cost basis, other than investor warrants held at fair value through profit or loss.

Going Concern

The directors have adopted the going concern basis in preparing these condensed consolidated financial statements. In assessing whether the going concern assumption is appropriate, the Directors have taken into account all relevant available information about the current and future position of the Group. As part of their assessment, the Directors have also taken into account the ability to raise additional funding whilst maintaining sufficient cash resources to meet all commitments. The Group has prepared detailed forecasts considering the impact of the current economic and political climate and uncertainties and strong cost control measures are in place. The forecasts show that the Group will be able to grow according to its plans and that it can continue to operate for the foreseeable period. Based on the above, the Directors have a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future, such that they will be able to realize their assets and discharge their liabilities in the normal course of business for a period of at least 12 months from the date of signing these consolidated condensed financial statements, and beyond. Therefore, the financial statements are prepared on the going concern basis.

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements

For the period ended 31 March 2024

1.	General information and significant accounting policies (continued)

Use of judgments and estimates

The preparation of the unaudited condensed consolidated interim financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

Measurement of fair values

A number of the Group’s accounting policies require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values. This includes a senior finance team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

The senior finance team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the senior finance team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

Significant valuation issues are reported to the Group audit committee.

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements

For the period ended 31 March 2024

1.	General information and significant accounting policies (continued)

Use of judgments and estimates (continued)

Measurement of fair values (continued)

When measuring the fair value of an asset or liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

New and amended standards adopted by the Group

There have been no new or amended standards adopted by the Group for the first time during the interim period.

Operating segments

The Group operates within one operating segment, being the provision of cybersecurity services.

2.	Revenue

The Group’s operations and main revenue streams are those described in the last annual financial statements. The Group’s revenue is derived from contracts with customers.

Disaggregation of revenue

In the following table, revenue is disaggregated by primary geographical market and service line.

	Period ended	Period ended
	31 March	31 March
	2024	2023
	$'000	$'000

Quantum Cloud – provision of services	119	19

Geographical markets
UK	119	19
	119	19

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements

For the period ended 31 March 2024

2.	Revenue (continued)

Contract balances

The following table provides information about receivables, contract assets and contract liabilities with customers.

	31 March	30 September
	2024	2023
	$'000	$'000

Receivables, which are included in trade and other receivables	1,128	939
Contract assets	40	334
Contract liabilities	30	18

The contract assets primarily relate to the Group’s rights to consideration for work completed but not billed at the reporting date on services provided. The contracts are transferred to receivables when the rights become unconditional. This usually occurs when the Group issues an invoice to the customer. The contract liabilities primarily relate to the advance consideration received from customers for services where revenue is recognized over time.

The full amount of $18 thousand recognized in contract liabilities at the beginning of the period has been recognized as revenue in the six months ended 31 March 2024.

The amount of revenue recognized in the six months ended 31 March 2024 from performance obligations satisfied (or partially satisfied) in previous periods is $nil.

3.	Expenses by Nature

	Period ended	Period ended
	31 March	31 March
	2024	2023
	$'000	$'000
Employee benefit expense and other staff costs	12,006	15,098
Capitalised within intangible assets	—	(3,149)
Legal and professional	1,874	4,828
Foreign exchange	(3,979)	(7,712)
Property costs	1,134	1,360
Share based compensation	(293)	8,350
Depreciation	497	469
Amortisation	1,078	693
Other expenses	4,440	5,446
Total administrative expenses	16,757	25,383

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements

For the period ended 31 March 2024

4.	Discontinued operations and assets held for sale

In May 2023, Arqit announced that it was selling its satellite division consisting of satellite assets under construction, patents, customer contracts and an engineering team. Following that announcement, the satellite division was reported as discontinued operations and classified as a disposal group held for sale in the 2023 annual financial statements.

During the six months ended March 31, 2024, Arqit was unsuccessful in its efforts to identify a buyer for the satellite division and/or related IP, and as a result determined that its satellite assets were no longer considered as held for sale as at 31 March 2024. At 30 September 2023, the carrying amount of assets classified as held for sale is $38.7 million, with liabilities directly associated with assets classified as held for sale of $5.9 million. The assets of the satellite division have been fully impaired as at 31 March 2024. The comparative condensed consolidated statement of profit or loss and OCI has been re-presented to show the discontinued operation separately from continuing operations.

The impact on the statement of comprehensive income is as below:

	Period ended	Period ended
	31 March	31 March
	2024	2023
	$'000	$'000
Administrative expenses	916	(420)
Impairment loss	34,065	9,633
Tax credit	(3,414)	—
Loss from discontinued operation, net of tax	31,567	9,213

The net cash flows associated with the discontinued operations are as follow:

	Period ended	Period ended
	31 March	31 March
	2024	2023
	$'000	$'000
Net cash (used)/generated in/from operating activities	(2,232)	3,644
Net cash used in investing activities	—	—
Net cash used in financing activities	—	—
Net cash flows for the period	(2,232)	3,644

There is no impact from the discontinued operation on the financial position of the Group at 31 March 2024.

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements

For the period ended 31 March 2024

5.	Intangible fixed assets

31 March
2024
$'000
Cost
At 1 October 2023	3,503
Additions	1,068
Reclassified to discontinued operations	(423)
Foreign exchange on translation	(177)
At 31 March 2024	3,971
Amortisation
At 1 October 2023	(89)
Charge	(144)
At 31 March 2024	(233)
Net Book Value
At 31 March 2024	3,738
At 31 September 2023	3,414

Amortisation on intangible assets is calculated under the straight-line method over their estimated useful lives of between 3 – 10 years.

An impairment test was performed for the period ended March 31, 2024, which considered the value of existing contracts and forecasted revenues. No impairment was deemed necessary.

6.	Trade and other receivables

	31 March	30 September
	2024	2023
	$'000	$'000
Current assets
Trade debtors	1,168	1,273
Other debtors	4,408	164
Prepayments and accrued income	2,220	1,780
Total	7,796	3,217

Non-current
Other debtors	1,952	1,888

The carrying amount of financial assets recorded at amortised costs in the financial statements approximate their fair value.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

7.	Trade and other payables

	31 March	30 September
	2024	2023
	$'000	$'000
Current liabilities
Trade payables	8,199	11,788
Other tax and social security	1,533	1,471
Other creditors	752	733
Accruals	4,231	4,821
Deferred income	30	18
Total	14,745	18,831

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements

For the period ended 31 March 2024

Trade payables and accruals relate to amounts payable at the balance sheet date for services received during the period. The Group has financial risk management policies in place to ensure that all payables are paid within the credit timeframe. The carrying amount of financial liabilities recorded at amortised costs in the financial statements approximate their fair value.

	31 March	30 September
	2024	2023
	$'000	$'000
Non-current Liabilities
Deferred government grants	—	24
Other payables	4,041	—
	4,041	24

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements

For the period ended 31 March 2024

8.	Share capital

As of March 31, 2024, the total number of ordinary shares of the Company outstanding is 166,314,238 with a par value of $0.0001.

	Number of ordinary	Share capital
	shares	$
September 30, 2023 – par value $0.0001	163,554,269	16,355

EMI exercised	1,579,900	158
Grants vested	1,180,069	118
March 31, 2024 – par value $0.0001	166,314,238	16,631

9.	Reserves

Share premium

Includes the difference in price between the par value of shares, and the total price the Group received for those shares, net of expenses.

Foreign currency translation reserve

Includes other comprehensive income relating to the translation of subsidiaries into the presentational currency of the group.

Share based payment reserve

Cumulative charges in respect of share options issued.

Retained earnings

Includes cumulative profit and loss and all other net gains and losses and transactions with owners (e.g. dividends) not recognized elsewhere.

Other reserves

Other reserve includes the IFRS 2 deemed acquisition cost and other reserves assumed as part of the reverse acquisition.

10.	Post balance sheet events

D2BW Limited, an existing shareholder beneficially owned by Arqit’s Founder, Chairman and Chief Executive Officer, David Williams, and Founder and Chief Technology Officer, David Bestwick purchased 1,241,379 ordinary shares from Arqit, with total gross proceeds to Arqit prior to the deduction of expenses of approximately $900,000. The purchase price per share was $0.725, which was the closing price of Arqit’s ordinary shares as reported by Nasdaq on 28 March 2024. No warrants were granted in connection with the purchase. The transaction closed on 15 April 2024.